UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 5)
Under the Securities Exchange Act of 1934*
Grupo Aeroportuario del Sureste, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

 (Name of Issuer)
American Depositary Shares, each representing ten Series B Shares

 (Title of Class of Securities)
40051E202

(CUSIP Number)
Alejandro Heriberto Hernández Villarreal, Esq.
General Counsel
Grupo ADO, S.A. de C.V.
Av. Ignacio Zaragoza No. 200, First Floor, Edif. B
C.P. 15390 México D.F.
Telephone: + (52 55) 5133-2500
With a copy to:
Juan Francisco Mendez, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
 Telephone: (212) 455-2000

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
 June 4, 2018

 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40051E202

1	NAMES OF REPORTING PERSONS Grupo ADO, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,918,290
8	SHARED VOTING POWER 22,950,000
9	SOLE DISPOSITIVE POWER 36,918,290
10	SHARED DISPOSITIVE POWER 22,950,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,868,290
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.96%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 40051E202

1	NAMES OF REPORTING PERSONS Consorcio SAFIJ, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a)☐ (b)☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,918,290
8	SHARED VOTING POWER 22,950,000
9	SOLE DISPOSITIVE POWER 36,918,290
10	SHARED DISPOSITIVE POWER 22,950,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,868,290
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.96%
14	TYPE OF REPORTING PERSON (see instructions) CO

Amendment No. 5 to Schedule 13D
This Amendment No. 5 to Schedule 13D ("Amendment No. 5") filed by the Reporting Persons (as defined below) relates to American Depositary Shares, each representing ten Series B shares, without par value (the "Series B Shares"), of Grupo Aeroportuario del Sureste, S.A.B. de C.V. (the "Issuer"), a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, and amends the initial statement on Schedule 13D, dated January 3, 2012, filed by Grupo ADO, S.A. de C.V. (the "Initial Statement"), the Amendment No. 1 to Schedule 13D, dated January 13, 2012, the Amendment No. 2 to Schedule 13D, dated March 12, 2012, Amendment No. 3 to Schedule 13D, dated November 12, 2013, and Amendment No. 4 to Schedule 13D, dated May 1, 2015 (together with the Initial Statement, the "Amended Schedule 13D").  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Amended Schedule 13D.
Item 2. Identity and Background.
Item 2 is hereby amended by (i) replacing the first paragraph thereof with the following first paragraph, and (ii) by replacing the sixth, seventh, eighth and ninth paragraphs thereof with the following second, third, fourth and fifth paragraphs:
This Schedule 13D is being jointly filed by Grupo ADO, S.A. de C.V. ("ADO") and Consorcio SAFIJ, S.A. de C.V.  ("Consorcio", and, together with ADO, the "Reporting Persons"), each a corporation (sociedad anónima de capital variable) organized under the laws of Mexico.  Consorcio is a subsidiary of ADO.  In addition, Consorcio owns 50% of the outstanding shares of Inversiones y Técnicas Aeroportuarias, S.A. de C.V. ("ITA"), which owns all of the Series BB Shares of the Issuer, representing, upon conversion, 7.65% of the outstanding Series B Shares of the Issuer.  On June 4, 2018, Remer Soluciones a la Inversión, S.A. de C.V. ("Remer"), the total capital stock of which was 99% owned by ADO and which was the direct or indirect owner of the Series B Shares and Series BB Shares of the Issuer described herein, merged into Consorcio. The agreement between the Reporting Persons to jointly file this Amendment No. 5, and any further amendments to the Amended Schedule 13D, in accordance with Rule 13d-1(k) of the Securities and Exchange Act of 1934 is attached as Exhibit C.
The business address of Consorcio is c/o Av. Ignacio Zaragoza No. 200, First Floor, Edif. B, Col. Siete de Julio, C.P. 15390 Mexico, D.F.
Consorcio primarily serves as a holding company for the Series B Shares and for 50% of the outstanding shares of ITA.
Mr. Francisco Javier Moncada Gutiérrez, a citizen of Mexico, is the sole director of Consorcio and the General Manager of ADO's Corporate Accounting Division since 2000 (the "Consorcio Related Person"). The business address of the Consorcio Related Person is c/o Av. Ignacio Zaragoza No. 200, First Floor, Edif. B, Col. Siete de Julio, C.P. 15390 Ciudad de Mexico.
During the last five years, neither Consorcio nor, to the knowledge of the Reporting Persons, the Consorcio Related Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and supplemented by the following:
Item 2 of the Amended Schedule 13D is hereby incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:
The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Item 4 is incorporated herein by reference in this Item 5.
(a) –(b)
Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition

Grupo ADO, S.A. de C.V. (through Consorcio SAFIJ, S.A. de C.V.)	59,868,290 (1)	19.96%(2)	36,918,290	22,950,000	36,918,290	22,950,000

Consorcio SAFIJ, S.A. de C.V.	59,868,290 (1)	19.96%(2)	36,918,290	22,950,000	36,918,290	22,950,000

(1)
The Reporting Persons may be deemed, for U.S. federal securities law purposes, to be the beneficial owners of 59,868,290 Series B Shares consisting of: (a) 32,019,940 Series B Shares held by Consorcio, (b) 4,898,350 Series B Shares held by Operadora de Recursos Remer, S.A. de C.V., a subsidiary of Consorcio, and (c) the 22,950,000 Series BB Shares held by ITA, which may be converted by ITA, with the unanimous approval of its shareholders, into Series B Shares at any time at the ratio of one Series BB Share for one Series B Share. The Reporting Persons may be deemed to have shared voting and dispositive power over the Series BB Shares held by ITA.  The Reporting Persons disclaim beneficial ownership of the Series BB Shares held by ITA, except to the extent of their pecuniary interest therein.  As of the settlement of the 2015 ITA Purchase, Consorcio will have a pecuniary interest in 11,475,000 of the 22,950,000 Series BB Shares held by ITA (representing its ownership of 50% of the total outstanding shares of ITA).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that either Reporting Person is the beneficial owner of the Series B Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(2)
The beneficial ownership percentage is based on 277,050,000 Series B Shares of the Issuer outstanding, as reported by the Issuer on Form 20-F/A for the year ended December 31, 2017, filed on May 1, 2018, and takes into account the 22,950,000 Series B Shares issuable upon conversion of the 22,950,000 Series BB Shares held by ITA.

(c)  Except as set forth in this Amended Schedule 13D, no Reporting Person or, to the knowledge of the Reporting Persons, any of the Related Persons or the Consorcio Related Person, has engaged in any transaction during the past 60 days involving securities of the Issuer.
(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series B Shares of the Issuer referred to in this Item 5. With respect to the Series BB Shares, besides the Reporting Persons, the other shareholders of ITA have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Series BB Shares of the Issuer.
(e) Not applicable.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended by replacing Exhibit C thereof with the following:

Exhibit C	Joint Filing Agreement, dated June 5, 2018, by and between Grupo ADO, S.A. de C.V., and Consorcio SAFIJ, S.A. de C.V.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 5, 2018	Grupo ADO, S.A. de C.V. /s/ Alejandro Heriberto Hernández Villarreal Name: Alejandro Heriberto Hernández Villarreal Title: General Counsel
Date: June 5, 2018	Consorcio SAFIJ, S.A. de C.V. /s/ Francisco Javier Moncada Gutiérrez Name: Francisco Javier Moncada Gutiérrez Title: Sole Director

SCHEDULE I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Grupo ADO, S.A. de C.V.

The name, current principal occupation or employment of each director and executive officer of the Reporting Person are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with the Reporting Person. The business address of each director and officer is Av. Ignacio Zaragoza No. 200, Edif. B, Cal. Siete de Julio, C.P. 15390 Ciudad de Mexico. Except for the directors and officers identified below, all other directors and executive officers listed below are Mexican citizens. Directors are identified by an asterisk.

Name	Current Principal Occupation or Employment
Juan Carlos Uriarte Amann*
Mr. Uriarte Amann has been Chairman of the Board of Directors of the Reporting Person since April 2008. He served as Secretary of the Board and affiliated companies from 2003 to 2008. Mr. Uriarte also is a member of the Board's Executive Committee.

José Antonio Pérez Antón*
Mr. Pérez Antón has been a member of the Board of Directors of the Reporting Person since 2005. Mr. Pérez Antón also serves as a member of the Board's Executive Committee and as Chief Executive Officer of the Reporting Person since March 2006.

Aurelio Pérez Alonso*
Mr. Pérez Alonso has been a member of the Board of Directors of the Reporting Person since 2005. Mr. Pérez Alonso also serves as a member of the Board's Executive Committee and as Deputy Chief Executive Officer of the Reporting Person since March 2006.

Ricardo Álvarez Cordero*	Mr. Álvarez Cordero has been a member of the Board of Directors of the Reporting Person since April 2010.

Wilfrido Mercado Gómez*	Mr. Mercado Gómez has been a member of the Board of Directors of the Reporting Person and affiliated companies since 2013.

Guillermo Irurita Piñero*	Mr. Irurita Pérez has served as a member of the Board of Directors of the Reporting Person and affiliated companies since 2012.

Hans Joachim Kohlsdorf*	Mr. Joachim Kohlsdorf is a German citizen and he was appointed as a member of the Board of Directors of the Reporting Person in April 2011.

Arturo Angus Álvarez González*	Mr. Álvarez González has served as member of the Board of Directors of the Reporting Person and affiliated companies since 2015. He previously served as Auditor of the affiliated companies.

José Antonio Rosillo Díaz*	Mr. Rosillo Díaz has served as a member of the Board of Directors of the Reporting Person since April 2007.

José Vieira Lima*	Mr. Vieria Lima is a Portuguese citizen and has served as member of Board of Directors of the Reporting Person since April 2009.

Humberto Vargas Peredo*	Mr. Vargas Peredo has served as member of the Board of Directors of the Reporting Person and affiliated companies since 2015. He previously served as Auditor of the affiliated companies.

Name	Current Principal Occupation or Employment

Diego Landa Vértiz	Mr. Landa Vertiz has served as General Manager of the Reporting Person's Commercial Division since 2004 and as the Person's Human Resources Director since January 2014.

Luis Fernando Lozano Bonfil
Mr. Lozano Bonfil has served as General Manager of the Reporting Person's Development Division since January 2008. Previously, Mr. Lozano Bonfil served in other capacities on the management of the Reporting Person and affiliated companies since 2000.

Irma Guadalupe Ornelas Valle	Mr. Herrera Estrella has served as the Reporting Person's Internal Auditor since 2018.

Verne Lizano Povedano	Mr. Lizano Povedano has served as the Reporting Person's Chief Information Officer since 2005.

Alejandro Heriberto Hernández Villarreal	Mr. Hernández Villarreal has served as the Reporting Person's General Counsel since 2018.

EXHIBIT C
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13D with respect to the securities of Grupo Aeroportuario del Sureste, S.A.B. de C.V. is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date: June 5, 2018	Grupo ADO, S.A. de C.V. /s/ Alejandro Heriberto Hernández Villarreal Name: Alejandro Heriberto Hernández Villarreal Title: General Counsel

Date: June 5, 2018	Consorcio SAFIJ, S.A. de C.V. /s/ Francisco Javier Moncada Gutiérrez Name: Francisco Javier Moncada Gutiérrez Title: Sole Director